Exhibit 99.1

Hafnia Limited Announces Financial Results for the Three Months Ended March 31, 2025

Singapore, May 15, 2025

Hafnia Limited (“Hafnia”, the “Company” or “we”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), a leading product tanker company with a diversified and modern fleet of over 120 vessels, today announced results for the three months ended March 31, 2025.

The full report can be found in the Investor Relations section of Hafnia’s website: https://investor.hafnia.com/financials/quarterly-results/default.aspx

Highlights and Recent Activity

First Quarter 2025

◾	Reported net profit of USD 63.2 million or USD 0.13 per share[1] compared to USD 219.6 million or USD 0.43 per share in Q1 2024.

◾	Commercially managed pool and bunker procurement business generated earnings of USD 7.9 million[2] compared to USD 9.8 million in Q1 2024.

◾	Time Charter Equivalent (TCE)[3] earnings were USD 218.8 million compared to USD 378.8 million in Q1 2024, resulting in an average TCE[3] of USD 22,992 per day.

◾	Adjusted EBITDA[3] of USD 125.1 million compared to USD 287.1 million in Q1 2024.

◾	57% of total earning days of the fleet were covered for Q2 2025 at USD 24,839 per day as of May 1, 2025.

◾	Net asset value (NAV)[4] was approximately USD 3.4 billion, or approximately USD 6.96 per share (NOK 73.03), at quarter end, primarily driven by a decline in vessel values.

◾	For Q1 2025, Hafnia will distribute a total of USD 50.6 million, or USD 0.1015 per share, in dividends, corresponding to a payout ratio of 80.0%.

1 Based on weighted average number of shares as at 31 March 2025.
2 Excluding a one-off item amounting to USD 1.1 million in Q1 2025.
3 See Non-IFRS Measures section below.
4 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Mikael Skov, CEO of Hafnia, commented:

The first quarter experienced an increase in trade volumes and tonne-miles, supported by strong global demand resulting in an improved spot market. Sentiment has improved further in the second quarter, setting the stage for a robust remainder of 2025.

Our Q1 result were impacted by a significant number of vessels undergoing scheduled drydocking or repairs, leading to approximately 500 off-hire days during the quarter. Despite these operational adjustments, Hafnia demonstrated resilience by delivering a net profit of USD 63.2 million in Q1 2025. Our adjacent fee-generating pool and bunkering business continued to perform well, contributing USD 7.9 million to our overall results.

We are confident in the market, and I am pleased to announce a full cash payout ratio of 80% for the quarter. We will not deduct the USD 27.6 million utilized for share buybacks during this period when calculating our dividend.

We will distribute a total of USD 50.6 million or USD 0.1015 per share in dividends.

With a significant portion of our fleet built in 2015, we anticipate a similar level of drydocking and repairs in the second quarter, resulting in approximately 630 off-hire days in Q2.

 As of May 1, 2025, 57% of the Q2 earning days are covered at an average of USD 24,839 per day, and 27% is covered at USD 24,902 per day for Q2 to Q4 2025.

At the end of the first quarter, our net asset value (NAV1) stood at approximately USD 3.4 billion, translating to an NAV per share of about USD 6.96 (NOK 73.03). Our net Loan-to-Value (LTV) ratio at the end of the first quarter was 24.1%. The decline in NAV and increase in net LTV from the previous quarter is primarily driven by a decrease in the market value of our vessels.

We continue to vigilantly monitor the evolving nature of sanctions, tariffs, and developments in the Red Sea and their collective impact on market dynamics. On the tanker supply side, ordering activity has slowed significantly. The combination of macroeconomic uncertainty, high newbuild prices, and increasing concerns around revised US regulations affecting Chinese built vessels, will likely result in a period of lower orders. With the global average fleet age increasing, this may limit fleet expansion in the upcoming years.

The upcoming months will represent important milestones for Hafnia. We look forward to welcoming Ecomar Guyenne, the second of four 49,800 dwt dual-fuel Methanol Chemical IMO-II MRs, ordered through our strategic joint venture with Socatra. At the same time, operations are expected to commence at Seascale Energy, our new joint venture with Cargill, which is one of the world’s largest bunker procurement companies. These initiatives reflect Hafnia’s commitment to a more sustainable maritime future while delivering cost efficiencies and innovative fuel solutions to our customers.

As we conclude the first quarter of 2025, and while market dynamics remain complex, I am optimistic about Hafnia’s ability to build on this positive momentum. Our proven track record of operational excellence and financial discipline positions us strongly to create long-term value. We are focused on making the right decisions daily, through disciplined capital allocation and agile fleet deployment, to ensure flexibility in capitalizing on opportunities and enhancing shareholder returns.

1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 116 owned vessels1 and 9 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 32 LR1s (including three bareboat-chartered in and two time-chartered in), 59 MRs of which 10 are IMO II (including seven time-chartered in), and 24 Handy vessels of which 18 are IMO II (including seven bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 4,306 million, of which the LR2 vessels had a broker value of USD 715 million2, the LR1 fleet had a broker value of USD 1,196 million2, the MR fleet had a broker value of USD 1,648 million3 and the Handy vessels had a broker value of USD 748 million4. The unencumbered vessels had a broker value of USD 429 million. The chartered-in fleet had a right-of-use asset book value of USD 21.4 million with a corresponding lease liability of USD 22.7 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and one IMO II MR owned through 50% ownership in the Ecomar Joint Venture
2 Including USD 304 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 71 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture and one IMO II MR owned through 50% ownership in the Ecomar Joint Venture; and IMO II MR vessels
4 Including IMO II Handy vessels

Market Review & Outlook

The product tanker market experienced positive earnings throughout 2024. The first half of the year featured exceptionally strong performance, driven by robust cargo volumes and increased tonne-miles, as vessels rerouted from the Suez Canal to the Cape of Good Hope. Earnings then moderated in the second half of the year as global refining margins softened and increased cannibalization, exerted downward pressure on product tanker rates.

Since the beginning of 2025, conditions in the product tanker market have improved, supported by stronger Asian refining activities and higher export volumes from the US Gulf. While in CPP loadings and ton-days rebounded in the first quarter of 2025, earnings remained subdued, mainly due to limited cross-hemisphere trading, leaving tonnage static within regions. Following initial market disruptions in the Red Sea, the trend of rerouting via the Cape of Good Hope has gradually receded, with many vessels now servicing within hemispheres that bypass the Red Sea entirely. Consequently, average voyage lengths have declined, primarily due to increased refinery output in the US Gulf displacing Middle Eastern exports to Europe.

After a prolonged period of robust global oil demand growth, recent announcements of potential protective trade measures have dampened the global economic outlook. Although imports of oil, gas, and refined products have been exempted from US tariffs, the impact of a weakened global economy could further impact oil prices and demand. According to the International Energy Agency (IEA), global oil demand growth for 2025 has been revised to increase by very modest 0.7 million barrels per day, reaching 103.5 million barrels daily. Earlier in May, OPEC+, led by Saudi Arabia, announced a second consecutive monthly increase in output, raising concerns of a global supply glut, which resulted in falling oil prices. This strategic shift is expected to support crude tanker rates in the near term, with positive spillover effects on the product tanker market in the medium term, as this increase is likely to boost refining activity.

Regarding the tanker fleet supply outlook, the product tanker orderbook-to-fleet ratio stands at approximately 21% as of May 2025. However, longer-term fundamentals remain positive as ordering activity has slowed considerably amid sustained high newbuilding prices. Furthermore, given the uncertainty surrounding Chinese shipyards and Chinese-built vessels, ordering activity is expected to remain subdued. An aging fleet and a substantial number of vessels involved in “dark trades” effectively reduce available fleet capacity. As a result, the overall supply balance is expected to remain manageable in the coming years.

The product tanker has demonstrated resilience in the second quarter with improving conditions and strengthening spot rates. As we look forward, several key factors will shape market dynamics, including a potential reopening of the Red Sea, the share of LR2 deliveries entering dirty trade, and the impact of geopolitical tensions on oil trade patterns. The geopolitical landscape remains complex and has the potential to impact markets significantly. For instance, normalizing Russian trade flows to meet European demand could result in shorter voyages for product tankers. Overall, the product tanker market outlook is positive, supported by underlying global oil demand and favorable supply fundamentals.

Key Figures

USD million	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	563.1	497.9	352.8	340.3
Profit before tax	260.8	216.8	79.6	64.6
Profit for the period	259.2	215.6	79.6	63.2
Financial items	(9.9)	(6.3)	(12.7)	(13.9)
Share of profit from joint ventures	8.5	4.1	0.6	3.0
TCE income[1]	417.4	361.6	233.6	218.8
Adjusted EBITDA[1]	317.1	257.0	131.2	125.1
Balance Sheet
Total assets	3,922.7	3,828.9	3,735.0	3,696.4
Total liabilities	1,486.2	1,408.7	1,472.5	1,418.0
Total equity	2,436.5	2,420.2	2,262.5	2,278.4
Cash at bank and on hand[2]	166.7	197.1	195.3	188.1
Key financial figures
Return on Equity (RoE) (p.a.)[3]	44.5%	37.1%	14.2%	11.1%
Return on Invested Capital (p.a.)[4]	31.4%	26.7%	11.4%	9.6%
Equity ratio	62.1%	63.2%	60.6%	61.6%
Net loan-to-value (LTV) ratio[5]	21.3%	19.1%	23.2%	24.1%

For the 3 months ended 31 March 2025	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	26	56	24	112
Total operating days[9]	540	2,322	4,734	1,920	9,514
Total calendar days (excluding TC-in)	540	2,070	4,410	2,160	9,180
TCE (USD per operating day)[1]	33,911	23,418	22,821	19,831	22,992
Spot TCE (USD per operating day)[1]	33,911	23,307	21,788	19,280	22,454
TC-out TCE (USD per operating day)[1]	–	24,769	26,688	25,160	26,234
OPEX (USD per calendar day)[10]	7,638	8,393	8,022	7,611	7,987
G&A (USD per operating day)[11]					1,576

1 See Non-IFRS Measures section below.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels). The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and one IMO II MR owned through 50% ownership in the Ecomar Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

Declaration of Dividend

Hafnia will pay a quarterly dividend of USD 0.1015 per share. The record date will be May 23, 2025.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of May 22, 2025 and a payment date on, or about, June 4, 2025.

For shares registered in the Depository Trust Company, the ex-dividend date will be May 23, 2025 with a payment date on, or about, May 30, 2025.

Please see our separate announcement for additional details regarding the Company’s dividend.

Webcast and Conference Call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on May 15, 2025.

The details are as follows:

Date: Thursday, May 15, 2025

Location	Local Time
Oslo, Norway	14:30 CET
New York, U.S.A	08:30 EST
Singapore	20:30 SGT

The financial results presentations will be available via live video webcast via the following link: Click here to join Hafnia's Investor Presentation on May 15 2025.

Meeting ID: 375 106 212 814 2

Passcode: GS2rQ9WW

Download Teams | Join on the web

Dial in by phone: +45 32 72 66 19,,525276174# Denmark, All locations

Find a local number

Phone conference ID: 525 276 174#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Contacts

Mikael Skov, CEO Hafnia

+65 8533 8900

About Hafnia

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4,000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Non-IFRS Measures

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 31 March 2025 and 31 March 2024.

	For the 3 months ended 31 March 2025 USD’000	For the 3 months ended 31 March 2024 USD’000
Profit for the financial period	63,190	219,571
Income tax expense	1,419	1,743
Depreciation charge of property, plant and equipment	49,525	53,793
Amortisation charge of intangible assets	105	336
Share of profit of equity-accounted investees, net of tax	(3,036)	(7,289)
Interest income	(2,660)	(2,805)
Interest expense	14,361	15,827
Capitalised financing fees written off	786	1,663
Other finance expense	1,403	4,213
Adjusted EBITDA	125,093	287,052

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2025	For the 3 months ended 31 March 2024
Revenue (Hafnia Vessels and TC Vessels)	340,343	521,792
Revenue (External Vessels in Disponent-Owner Pools)	207,567	263,101
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(121,592)	(142,990)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(86,223)	(84,213)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(121,344)	(178,888)
TCE income	218,751	378,802
Operating days	9,514	10,455
TCE income per operating day	22,992	36,230

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2025	For the 3 months ended 31 March 2024
Revenue (Hafnia Vessels and TC Vessels)	340,343	521,792
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(121,592)	(142,990)
TCE income	218,751	378,802
Operating days	9,514	10,455
TCE income per operating day	22,992	36,230

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

Forward-Looking Statements

This press release and any other written or oral statements made by us or on our behalf may include “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates, which are other than statements of historical facts or present facts and circumstances. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this press release are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot guarantee prospective investors that the intentions, beliefs or current expectations upon which its forward-looking statements are based will occur.

Other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements due to various factors include, but are not limited to:

•
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, disruptions in the Red Sea, sanctions and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;

•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;

•	changes in expected trends in recycling of vessels;

•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;

•	competition within our industry, including changes in the supply of chemical and product tankers;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;

•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;

•	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;

•	potential disruption of shipping routes and demand due to accidents, piracy or political events;

•	vessel breakdowns and instances of loss of hire;

•	vessel underperformance and related warranty claims;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;

•	our ability to procure or have access to financing and refinancing;

•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

•	fluctuations in commodity prices, foreign currency exchange and interest rates;

•	potential conflicts of interest involving our significant shareholders;

•	our ability to pay dividends;

•	technological developments;

•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;

•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance; and

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other factors set forth in “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 30 April 2025

Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.